FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 21 May 2026

HSBC INVESTOR AND ANALYST ASIA SEMINAR

Today, HSBC Holdings plc ('HSBC') will host the second and final day of its Asia Seminar for investors and analysts which began on 20 May in Hong Kong, featuring presentations, Q&A and product demonstrations showcasing its business in Asia.

Today's session will include presentations by Barry O'Byrne, CEO of International Wealth and Premier Banking ('IWPB') and Manish Kohli, Head of Global Payments Solutions, closing remarks from Pam Kaur (Group CFO), and a Q&A session with the executive management team.

The presentations from today's seminar will be made available during the course of the day, starting at around 1:30pm HKT, at: www.hsbc.com/investors/investor-events-and-presentations

Investor enquiries to:

Alastair Ryan, Global Head of Investor Relations, +44 (0)7468 703 010

Yafei Tian, Head of Investor Relations, Asia-Pacific, +852 2899 8909

Media enquiries to:

pressoffice@hsbc.com             +44 (0) 20 7991 8096

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,306bn at 31 March 2026, HSBC is one of the world's largest banking and financial services organisations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This announcement and the materials referred to herein contain historical statements and may contain, projections, estimates, forecasts, ambitions, targets, commitments, opinions, prospects and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'may,' 'intends,' 'plan,' 'will,' 'should,' 'expect, ' 'project,' 'estimate,' 'seek,' 'target,' 'potential,' 'reasonably possible' or 'anticipates' or the negative thereof or similar expressions, or by discussions of strategy. The Group has based the forward-looking statements on expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about the Group, as described under 'Cautionary statement regarding forward-looking statements' contained in the HSBC Holdings plc Annual Report on Form 20-F for the year ended 31 December 2025, filed with the Securities and Exchange Commission ('SEC') on 26 February 2026 (the '2025 Form 20-F') and 1Q Earnings Release, furnished to the SEC on Form 6-K on 5 May 2026 (the "1Q 2026 Earnings Release"). The Group undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this announcement and the materials referred to herein might not occur. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. Additional information, including information on factors which may affect the Group's business, is contained in the 2025 Form 20-F and the 1Q 2026 Earnings Release.

Alternative Performance Measures

This announcement and the materials referred to herein contain non-IFRS measures used by management internally that constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with SEC rules and regulations ("Alternative Performance Measures"). The primary Alternative Performance Measures we use are presented on a "constant currency" basis which is computed by adjusting comparative period reported results for the effects of foreign currency translation differences, which distort period-on-period comparisons. Reconciliations between Alternative Performance Measures and the most directly comparable measures under IFRS are provided in our 2025 Form 20-F and the 1Q 2026 Earnings Release, which is available at www.hsbc.com.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 21 May 2026